UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G
(Rule 13d-1,2)


INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND RULES 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*


British Airways plc
(Name of Issuer)


Common Stock

(Title Of Class of Securities)


110419306**
(CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The CUSIP number provided is assigned to the American Depository Shares representing the shares of common stock of the Issuer. The positions reported herein by the Reporting Persons are held in the form of ordinary shares of common stock.
----------------------------------
CUSIP NO. 110419306	13G
----------------------------------

-------------------------------------------------------------
 1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mercury Asset Management Group plc

-------------------------------------------------------------
 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
(a) [ ]
(b) [ ]
-------------------------------------------------------------
 3	SEC USE ONLY

-------------------------------------------------------------
 4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

-------------------------------------------------------------
5	SOLE VOTING POWER

None

  NUMBER OF	------------------------------------------------
   SHARES	6    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY	     120,205,872
   EACH
 REPORTING	-------------------------------------------------
PERSON WITH	7    SOLE DISPOSITIVE POWER

None

-------------------------------------------------
8	SHARED DISPOSITIVE POWER

120,205,872

------------------------------------------ --------------------
 9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,205,872

------------------------------------------- -------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]

---------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.58%

---------------------------------------------------------------
12	TYPE OF REPORTING PERSON*

IA, HC

--------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!



----------------------------------
CUSIP NO. 110419306	13G
----------------------------------

-------------------------------------------------------------
 1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mercury Asset Management plc

-------------------------------------------------------------
 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
(a) [ ]
(b) [ ]
-------------------------------------------------------------
 3	SEC USE ONLY

-------------------------------------------------------------
 4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

-------------------------------------------------------------
5	SOLE VOTING POWER

None

  NUMBER OF	------------------------------------------------
   SHARES	6    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY	     104,121,410
   EACH
 REPORTING	-------------------------------------------------
PERSON WITH	7    SOLE DISPOSITIVE POWER

None

-------------------------------------------------
8	SHARED DISPOSITIVE POWER

104,121,410

------------------------------------------ --------------------
 9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,121,410

------------------------------------------- -------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]

---------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.03%

---------------------------------------------------------------
12	TYPE OF REPORTING PERSON*

IA

--------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!













SCHEDULE 13G

Item 1 (a)	Name of Issuer:
	---------------

British Airways PLC

Item 1 (b)	Address of Issuer's Principal Executive Offices:
	------------------------------------------------
Speedway House
Heathrow Airport, London
Hounslow  TWB2JA,
United Kingdom

Item 2 (a)	Names of Persons Filing:
	------------------------

                      Mercury Asset Management Group plc
                      Mercury Asset Management plc

Item 2 (b)	Address of Principal Business Office, or, if none, Residence:
	--------------------------------------------------

Mercury Asset Management Group plc
33 King Williams Street
London EC4R9AS
England

Item 2 (c)	Citizenship:
	------------
                      England

Item 2 (d)	Title of Class of Securities:
	-----------------------------

Common Stock

Item 2 (e)	CUSIP Number
---------------
110419306**
Item 3

Mercury Asset Management Group plc is a parent holding company in accordance with section 240.13d-1(b)(ii)(G). Mercury Asset Management plc is a wholly-owned subsidiary Mercury Asset Management Group plc and is a corporation primarily engaged in the business of managing portfolio investments for its investment clients.




Item 4	Ownership
	----------

	(a)   Amount Beneficially Owned:

See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, Mercury Asset Management Group plc, (the "Reporting Company") disclaims beneficial ownership of the securities of British Airways PLC referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Company is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of British Airways PLC referred to herein other than in the case of such held by Management Asset Management Group plc in proprietary accounts.

	(b)   Percent of Class:
See Item 11 of Cover Pages

(c)   Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote:
See Item 6 of Cover Pages

(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of Cover Pages

(iv)	shared power to dispose or to direct disposition of:
See Item 8 of Cover Pages


Item 5	Ownership Five Percent or Less of a Class.
	------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].


Item 6	Ownership of More than Five Percent on Behalf of Another Person.
------------------------------------------------

		Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.
--------------------------------------------------

See Exhibit A


Item 8	Identification and Classification of Members of the Group.
--------------------------------------------------

Not Applicable


Item 9	Notice of Dissolution of Group.
	-------------------------------

Not Applicable



Item 10	Certification.
--------------




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MERCURY ASSET MANAGEMENT GROUP PLC
                                           MERCURY ASSET MANAGEMENT PLC

Date:  February 17, 1998                   By: James Stratford
                                           ----------------------
                                           Signature

                                           Group Compliance Officer*
                                           ----------------------
                                           Title


Date:  February 17, 1998                   By: Helen Perkins
                                           ---------------------
                                           Signature
                                           Helen Perkins
                                           ---------------------
                                           Name
                                           Authorized Signatory*
                                           ------------------------
                                           Title



-----------------

* Designated Authorized Signatory.



EXHIBIT A TO SCHEDULE 13G
-----------------------------

ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
-----------------------------------------
   The relevant subsidiaries of Mercury Asset Management Group plc are:
(1) Mercury Asset Management plc, a corporation primarily engaged in business of managing portfolio investments for its investment clients, organized under the laws of England; (ii) Mercury Assets Management International, a corpora tion primarily engaged in the business of managing portfolio investments for its investment clients under the laws of England; (iii) Mercury Investment
Trust Management Co. Ltd., a corporation primarily engaged in the business of managing portfolio investments for its investment clients organized under the laws of England; (iv) Mercury Fund Managers Limited, a corporation primarily engaged in the business of managing portfolio investments for its investment clients,organized under the laws of England; (v) NBK Investment Management Limited, a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organized under the laws of England;
and (vi) Mercury Assets Management Channel Islands Ltd., in the business of managing portfolio investments for its investment clients, organized under the laws of Jersey Channel Islands.